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June 3, 2009

FILED AS EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jennifer Riegel

Re:	Skystar Bio-Pharmaceutical Company Registration Statement on Form S-1/A Filed June 2, 2009 File No. 333-150695

Dear Ms. Riegel:

I am writing to you on behalf of Skystar Bio-Pharmaceutical Company (the “Company”) regarding Amendment No. 8 of its registration statement on Form S-1/A filed with the Commission on June 2, 2009. As you may recall, Amendment No. 7, which was filed with the Commission on January 29, 2009, was on the verge of becoming effective, having cleared all of the Commission’s extensive comments (through six earlier amendments of the registration statements) excepting one regarding the correct number of common shares Mr. Bennet Tchaikovsky was entitled to receive under his agreement with the Company.

Substantively, the disclosures in Amendment No. 8 are nearly identical to those in Amendment No. 7 except to address the outstanding comment described above and for certain updates as warranted by the passage of time, including the audited financial statements for the year ended December 31, 2008 and the reviewed financial statements for the quarter ended March 31, 2009, as well as the related management’s discussion and analysis of these periods. These updated disclosures, however, have been prepared with the Commission’s prior comments to the registration statement in mind. Accordingly, we respectfully request, on behalf of the Company, that Amendment No. 8 be subject to no additional review or, alternatively, be reviewed on an expedited basis.

Ms. Jennifer Riegel
Securities and Exchange Commission
June 3, 2009

Your consideration of this request is greatly appreciated. If you have any questions, please do not hesitate to contact the undersigned by telephone at (310) 208-1182, by facsimile at (310) 208-1154, or by electronic mail at fchen@richardsonpatel.com. Thank you.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Francis Chen

Francis Chen, Esq.